EXHIBIT 23.1
Consent of Independent Registered Public Accounting Firm
     We consent to the use of our reports dated February 27, 2007, with respect to the consolidated balance sheets of Entertainment Properties Trust and Subsidiaries as of December 31, 2006 and 2005 and the related consolidated statements of income, changes in shareholders’ equity, comprehensive income and cash flows for each of the years in the three-year period ended December 31, 2006, and all related financial statement schedules, management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2006, and the effectiveness of internal control over financial reporting as of December 31, 2006, incorporated herein by reference and to the reference to our firm under the heading “Experts” in the prospectus. Our report refers to a change in the method of quantifying errors in 2006.
KPMG LLP
/S/ KPMG LLP
Kansas City, Missouri
February 27, 2007